SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM


                                November 2, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Carmen Moncada-Terry

         Re: Bravo! Brands Inc. (formerly Bravo! Foods International Corp.) Registration Statement on Form SB-2/A
                  Filed October 13, 2006
                  File No. 333-130535

                  Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed October 13, 2006 File No. 0-25039

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its most recent letter relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Bravo! Brands Inc. (f/k/a Bravo! Foods International Corp.) ("Bravo" or the "Company"), which the Company initially filed on December 21, 2005 and was subsequently amended on October 13, 2006. This response letter accompanies the filling of the Company's Form SB-2, Amendment No. 2.

Form SB-2/A, Filed on October 13. 2006
--------------------------------------

General
-------

1. Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents.

         Response
         --------

         To expedite the review process, the Company has provided marked versions of all documents that contain changes required by your comment letter of October 26, 2006. The revisions that we have incorporated in response to your comments primarily appear in the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005 as well as the body of the Prospectus and Part II of the Company's pending Form SB-2 (Amendment No. 2). Corresponding parallel changes to the Company's financial statements have been made in the financial statements contained in the Form SB-2 (Amendment No. 2).

Form 10K/A for Fiscal Ycar Ended December 31, 2005
--------------------------------------------------

Financial Statements page F-1
-----------------------------

Consolidated Balance Sheet
--------------------------

2. Please revise your consolidated balance sheet as of December 31, 2005 to include parentheses around the accumulated deficit account balance.

         Response
         --------

         The balance sheet as of December 31, 2005 has been revised to include parentheses around the accumulated deficit account balance. Please refer to F-5 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

Note 1 - Nature of Business, Liquidity and Management's Plans and Significant
-----------------------------------------------------------------------------
Accounting Policies, page F-10
------------------------------

Financial Instruments, page F-13
---------------------------------

3. We note that you present the carrying value and fair value of your notes payable, convertible debt and redeemable preferred stock as of December 31, 2005. Please present this information as of December 31, 2004 as well.

         Response
         --------

         As requested, we have added a schedule that reflects the carrying and fair value of our financial instruments as of December 31, 2004. Please refer to note 1, financial instruments, page F-14 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

4. At Note 6(f) on page F-26 you state that all warrants related to the $660,000 convertible note financing had been fully converted as of June 30, 2005.
         However, per the table on page F- 16 warrants convertible into 1,500,000 common shares were outstanding as of December 31, 2005. Please revise your disclosures as necessary to remove this inconsistency.

         Response
         --------

         The Company has determined that, although the 1,500,000 of stock warrants in question were actually exercised during the quarter ended June 2006, it accounted for the transaction as if it occurred in June 2005. The Company corrected the disclosure in footnote 6(f) accordingly. Please refer to page F-27 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

         While the Company accounted for this warrant exercise in the wrong year, and while that accounting results in an inaccurate presentation of the valuation of that warrant post June 2005, the Company does not believe that quarterly and cumulative impacts on derivative liabilities, paid in capital, derivative income/expense and net income/loss of the required correcting entries are material. In addition, the impact of not recording this transaction is eliminated after June 2006. The Company has provided a schedule, which is attached hereto, which quantifies the respective impact of prematurely accounting for the 1,500,000 share warrant in question.

         As reflected in the attached schedule, with the exception of the three month period ending March 31, 2006, the percentage impact of the premature recognition is minimal, being under 1% on a cumulative basis. The relatively large percentage change for the March 31, 2006 period is a function of the relatively low reported net loss for that period in comparison to the other periods involved. The Company believes that, quantitatively, the realistic impact of both the raw numbers and the percentage comparisons are not material.

         The Company's qualitative analysis of the materiality of the premature recognition rests with the considerations of SAB 99 perspective, as to whether the judgment of a reasonable person relying on the reports for the periods affected would be changed or influenced by the correction of the item. Upon careful consideration of this standard, management concluded that the judgment of a reasonable person relying on the reports for the periods affected would not be changed or influenced by the correction of the item. The Company's conclusion is based, in part, on the fact that the resultant adjustments are non-operational in nature and would impact our financial statements only in an "other income/expense" category. The Company believes that such considerations are less weighty for an informed investor than true operational events.

         Finally, as noted in Comment 8 below, we believe that the time required to implement the corrections, including corresponding parallel changes would constitute a hardship for the Company in the creation of a further delay in effectiveness of our pending SB-2 registration statement.

         The Company discussed this issue and its considerations with its registered independent accountants, who concur with our conclusions.

Note 6- Convertible Notes Payable, page F-19
--------------------------------------------

5. On page F-21 you disclose that the $2,300,000 convertible notes payable is due on January 28, 2007; however, the due date for this financing is noted as May 2007 in the convertible debt carrying value table on page F-19. In addition, on page F-27 you disclose that the $1,008,000 convertible notes payable is due on April 30, 2006, but the due date per the debt carrying value table is December 2005. Please revise your disclosures as necessary to remove any inconsistencies in the due dates noted in the table versus the due dates disclosed in the narrative discussion of the terms of the notes.

         Response
         --------

         The $2,300,000 January 2005 convertible notes financing included finance traunches in January 2005, May 2005 and August 2005, respectively, each with separate maturity dates. The maturity date for the $15,000 balance remaining is May 23, 2007. Additional disclosure has been provided to note 6(b). Please refer to page F-22 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

         The maturity date for the $1,008,000 convertible notes payable was extended to December 2006. The carrying value table on page F-20 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005, has been updated to reflect this new maturity date.

6. It appears that you have not paid certain outstanding note balances by their specified due dates. Please disclose whether you were in default of the terms of these notes, and discuss any waivers you received from the creditors, which modified the payment terms of the notes.

         Response
         --------

         The maturity dates for the $600,000 convertible notes payable and the $693,000 convertible notes payable have been extended to December 31, 2006 and October 1, 2006, respectively. Additional disclosures have been provided to notes 6 (c) and 6 (e) regarding the maturity date extensions. Please refer to pages F-26 and F-23 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

Note 7 - Preferred Stock, page F-30
-----------------------------------

(b) Series J Preferred Stock, page F-31
---------------------------------------

7. We note your disclosure on page F-32 in which you explain that this series of convertible preferred stock was riot deemed to be a conventional convertible instrument, as defined by paragraph 4 of EITF 00-19 due to certain variability in the conversion price. Your disclosure on page F-31 in which you state the conversion price is $0.20 per common share seems to imply the conversion price is fixed rather than variable. Please expand your disclosure to address the terms under which the conversion price is variable.

         Response
         --------

         The disclosure in note 7 regarding Series J Preferred Stock has been corrected to reflect that there was no variability in the conversion price. The Company's evaluation on this instrument, however, concluded that the embedded conversion feature was not afforded the exemption as a conventional convertible instrument, since it did not meet the conditions for equity classification. Please refer to page F-33 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

Note 13 - Restatements of Prior Financial Statements, page F-58
---------------------------------------------------------------

8. In the Item 4.02 Form 8-K, flied on August 15, 2006, you state that your financial statements for the years ended December 31, 2001 through 2005 should no longer be relied upon due to certain errors in the financial statements. However, you have only included restated financial statements for the years ended December 31, 2004 and 2005 as well as restated quarterly information for 2004 and 2005 in your amended Form 10-KSB, filed on October 3, 2006. Please file restated financial statements for the years ended December 31, 2001 through 2003.

         Response
         --------

         The Company has not restated or presented our consolidated financial statements for any period prior to 2004, since it has concluded that doing so would impose a significant hardship on the Company. The Company calculated the effects of certain aspects of financial transactions arising from the items that required restatement, commencing with the inception dates of those transactions. The Company then made appropriate cumulative adjustments to the beginning balances that served as the basis for such restated financial statements in our amended Form 10-KSB for the year ended December 31, 2005, as reflected in the consolidated financial statements for the years ended December 3, 2004 and 2005 contained therein.

         Factors that the Company considered in its determination that the restatement of periods prior to 2004 would present a significant hardship, are as follows: (i) the significant internal and external cost of preparing and filing restated financial statements for periods prior to 2004; (ii) the significant negative impact on our normal business operations resulting from the disruptions inherent in such preparation; (iii) the delay such restatements would create in our ability to have declared effective a pending Form SB-2 registration statement, with the concomitant imposition of contractual registration penalties; (iv) the delay in the release from escrow of $15,000,000 in financing that is conditioned upon the effectiveness of the pending Form SB-2 registration statement; (v) management's reasoned belief that restated financial information for periods prior to 2004 are not currently indicative of the trends in our business operations; and, finally, (vi) the fact that its independent registered public accountants have performed the procedures that they believe are necessary to provide their opinion that the restated financial statements filed by the Company were otherwise fairly presented in all material respects.

         The Company has added explanatory notes to page one of the amended 2005 10KSB disclosing this matter.

9. Where you have presented tabular restated quarterly information, please include a column that totals the quarterly amounts and per share data and reconciles to the restated financial statements.

         Response
         --------

         As requested, the Company has added columns that total the quarterly amounts, and per share data that reconciles to the financial statements. Please refer to note 13, pages F-61 to F-65 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

10. We note you have restated your accumulated deficit account balances as of December 31, 2004 and 2005. Please disclose the components that make up the change in the accumulated deficit account balances.

         Response
         --------

         As requested, the Company added schedules that disclose the components that make up the change in the reported verses restated accumulated deficit account balances for the years ended December 31, 2005 and December 31, 2004. Please refer to page F-67 of the Company's Form 10-KSB (Amendment No. 2) for the fiscal year ended December 31, 2005.

                                       ***

         If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-398-1494.


                                Very truly yours,

                                /s/Stephen Fleming

                                Stephen Fleming

April 2004 Debt and Warrant Financing

Purpose: This schedule illustrates the effects on net income/loss of prematurely recognizing the exercise of 1,500,000 warrants issued in connection with this financing in the quarter ended June 30, 2005, when in fact such warrants were exercised in the quarter ended June 30, 2006.

                                                                                                 Before            After
                                   30-Jun-05      30-Sep-05       31-Dec-05     31-Mar-06      30-Jun-06         30-Jun-06
                                  ------------------------------------------------------------------------------------------
Black-Scholes-Merton                   0.8794          0.5626          0.539        0.4958          0.5486

Outstanding warrants                1,500,000       1,500,000      1,500,000     1,500,000       1,500,000
BSM value                           1,319,100         843,900        808,500       743,700         822,900


Correcting entries:
     Derivative liabilities        (1,319,100)                                                                      822,900
     Paid-in capital                1,319,100                                                                      (822,900)

     Derivative liabilites                  -         475,200         35,400        64,800         (79,200)
     Derivative (income) expense            -        (475,200)       (35,400)      (64,800)         79,200

                                  ------------------------------------------------------------------------------------------
Net (income) loss effect:
     Quarter                                -        (475,200)       (35,400)      (64,800)         79,200                -
     Cumulative                             -        (475,200)      (510,600)      (64,800)         14,400                -

                                  ------------------------------------------------------------------------------------------
Net (income) loss, as reported:
     Quarter                       80,445,000     (17,679,153)    16,109,439       276,667      14,926,521
     Cumulative                    81,098,366      63,419,213     79,528,652       276,667      15,203,188

                                  ------------------------------------------------------------------------------------------
Net (income) loss effect %:
     Quarter                           0.000%          2.688%        -0.220%      -23.422%          0.531%           0.000%
     Cumulative                        0.000%         -0.749%        -0.642%      -23.422%          0.095%           0.000%

                                  ------------------------------------------------------------------------------------------

Note: The reason that there is no income effect in Q2-05 is because the accounting provided for the adjustment of the warrants to fair value at the end of the month, before such warrants were incorrectly reclassified to stockholders' equity.